MAIL STOP 3720

April 4, 2006

Mr. Phil E. Ray
Fresh Ideas Media, Inc.
6251 Ocaso Drive
Castle Rock, Colorado 80108

      Re: **Fresh Ideas Media, Inc.**
                Registration Statement on Form SB-2
                Filed March 7, 2006
                File No. 333-132252

Dear Mr. Ray:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please limit the cover page to the disclosure requirements of Item 501 of Regulation S-B and reduce the length to one page. Please also ensure that the risk factor cross reference is highlighted in a prominent manner. See Item 501(a)(5) of Regulation S-B.

Table of Contents

2. We note your disclosure that you intend to apply for "listing" on the OTC Bulletin Board here and throughout your prospectus. However, securities are not listed on the OTC Bulletin Board because it is not an exchange. In addition, only a market maker, not the issuer, may apply to have an issuer's securities quoted on the OTC Bulletin Board.

Summary, page 7

3. You describe your license as "exclusive" although it does not extend to all 50 states. Given that the licensor retains control in five states, please tell us why you think it is accurate to describe the license as "exclusive." Please also discuss the reasons why the licensor retained those five states and what impact this will have on your business and results of operation.

4. Disclose under Financial Summary the fact that your auditors have expressed substantial doubt as to your ability to continue as a going concern.

Risk Factors, page 9

5. Please revise all of your risk factors so that they present both a subheading and a narrative. Please note that the subheading and the narrative should be able to stand alone, meaning that both the subheading and its corresponding narrative should fully disclose the material risk and possible consequences. The subheading should be a one sentence synopsis of the risk, and the narrative should provide further language to put the risk into context and explain material issues.

6. Please provide an additional risk factor highlighting the fact that none of the proceeds raised in the offering will be placed in an escrow or similar account and the implications of this; that all proceeds will be available for your immediate use; and that because this is a best-efforts offering, investors should not expect a refund or return of any amounts invested.

Forward Looking Statements, page 16

7. Your reference to the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 is confusing. Please remove this sentence to make clear that this safe harbor does not apply to this offering.

Available Information, page 17

8. Please revise to include the Commission's new address:

> 100 F Street, NE
> Washington, DC 20549

Please also note that the public reference rooms in the named regional offices are no
longer operational. As such, please remove the subject disclosure.

Use of Proceeds, page 17

9. Given the best efforts nature of your offering, please revise the use of proceeds table
to disclose how the proceeds will be allocated should you obtain 25%, 50%, 75% and
100% of the maximum.

10. Please clarify whether any portion of the net proceeds will be used to pay off the
outstanding balance on the license.

11. We note that you if you are successful in selling all 1,000,000 shares, the available
funds will satisfy your cash needs for at least the next year and that it will not be
necessary to raise additional funds. Please reconcile this statement with the
disclosure in risk factor G, where you indicate that you will need funds in addition to
the maximum, currently estimated at $25,000 to $200,000.

12. You indicate that the proceeds of this offering that will be available to you for
operating expenses "are limited." Please explain. You also state that you are unable
to specifically define your business plan. If this is true, the prospectus needs to be
substantially revised to conform to the requirements of Rule 419 of Regulation C.

13. We note that the offering proceeds are expected to be inadequate to fully implement
your proposed business plan. We also note that you will have to sell the maximum
amount in this offering to satisfy your cash needs for the next 12 months. Please
explain why you have chosen to raise funds in an amount that will be inadequate to
implement your business plan and highlight this fact in an appropriate risk factor.

Plan of Operation, page 21

14. Your revenue model is unclear. Please discuss the products and services you offer or
plan to offer; the means by which you generate revenue from these products and/or
services; the costs incurred in doing so; and the methods by which you get paid. This
discussion should also highlight the material terms of your license, including
minimum sales requirements, as well as the material terms of your sub-licenses. For
example, you indicate in the business section that you intend to allocate $15,000 of
the proceeds raised in this offering to the development of your marketing and
consulting services, but do not provide adequate detail about how this segment of
your business will be developed.

15. You state that you have established timeframes for the accomplishment of certain

steps. Please elaborate on these "steps" and disclose the timeframe for beginning and completing each. In doing so, please ensure to discuss your expansion plans, as referenced in risk factor N, and your marketing strategy, as referenced on page 21.

Cash Requirements, page 22

16. Please elaborate on the "uncertainty" in your business plan which prevents you from calculating with certainty the cost of your plan of operations over the next 12 months. Please note that Item 303(a) of Regulation S-B requires that you specifically discuss your plan of operation for the next 12 months, including a discussion of how long you can satisfy your cash requirements. As such, revise this section by allocating the amounts necessary over the next 12 months to cover all budgeted expenses deemed material. Please also specify whether you will need to raise additional funds during this period. See Item 303(a)(1)(i) of Regulation S-B.

17. We note you cannot assure that any additional funding will be available on terms you can accept. Affirmatively disclose whether you have any arrangements or agreements in place to secure additional funding. In doing so, substantiate management's belief on page 22 that you will be able to raise any needed funds from the sale of your equity securities and/or debt financing. Please also reconcile this statement with disclosure located elsewhere indicating that there is no assurance you will be able to secure additional funding.

Business, page 21

18. The three sub-licenses that you have sold provide each sub-licensee exclusive rights to market and sell the school folder product in Missouri. Each sub-license appears to grant the holder exclusive rights in that state. Please tell us in your response letter how you can extend exclusive rights in the same territory to three different sub-licensees.

Community Alliance Custom School Take-Home Folder Program, page 24

19. Please provide the basis for your projection on page 25 that you expect to sell sub-licenses in the near future in Arizona, Missouri, Ohio, etc.

20. You indicate that you have sold five sub-licenses. Disclosure elsewhere indicates you have sold three. Please clarify and file all sub-licenses.

21. Based on the license agreement filed as exhibit 10.0, you are required to pay 30% of the sub-license fees to the licensor until the license fee is paid in full, not 20%. Please clarify your disclosure.

22. Please provide the basis for your assertion in the fourth paragraph that you project the

company can realize substantial gross revenue and profit from the sale of sub-licenses and the publication fees.

Our Best Wishes Greeting Card Program, page 26

23. As was disclosed under the Community Alliance Custom School Take-Home Folder Program subheading, please disclose the material terms of the license and sub-licenses for this product, including costs, fees and revenue stream.

Employees, page 26

24. Please discuss how you expect to implement your business plan when your sole employees will contribute only 5 to 7 hours per week on company business.

Competition, page 27

25. Item 101(b)(4) of Regulation S-B requires that you discuss the company's competitive business environment, its competitive position in the industry, and the primary methods of competition. The disclosure in the last paragraph is therefore not appropriate. Please revise this section to specifically discuss the environment in which you and your products and services will compete and identify any known local or regional competitors in your various markets, the primary methods of competition, your competitive position in each market, and what, if any, barriers to entry exist.

Intellectual Property, page 27

26. Please clarify whether the licensor has filed, or plans file, its trademarks or other intellectual property with the appropriate agency.

Certain Transactions, page 32

27. We note your disclosure at the end of this section indicating that the company may enter into transactions with entities affiliated with the Rays that will not be arm's length transactions. Clarify whether the company is a portfolio company of VentureVest Capital and/or American Business Services and whether the company intends to utilize VentureVest Capital for capital raising transactions and American Business Services for consulting services in the future.

28. Please describe the transactions that you contemplate entering into with your officers, directors and/or affiliates as indicated in the last paragraph. Identify the "affiliates."

29. Please confirm in your response letter that there are no affiliations between Venitech and your company other than Venitech's stock ownership in the company. Advise in your response letter how the business relationship between the two companies

developed.

Plan of Distribution, page 34

30. Please file the Subscription Agreement as an exhibit and describe its material terms under Method of Subscribing.

31. You indicate that executive officers and their affiliates or associates may purchase in the offering in an effort to close the minimum. Since there is no minimum, this disclosure is inconsistent with your representations elsewhere. Please revise. Furthermore, clarify why the Rays and their affiliates are limited to purchasing less than 20% of the securities being offered.

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, F-8

32. It appears to us that you recognize the entire sub-license fee as revenue at the point of sale. If true, please explain to us in your response letter why you believe this is appropriate given that the sub-license agreement covers a two year period. Explain to us in detail your consideration of SAB 104 in making this determination. Further, please revise your revenue recognition footnote to discuss your specific revenue recognition policies for the sale of sub-licenses and the publication fees that you receive associated with each school folder project.

Part II

Item 26. Recent Sales of Unregistered Securities

33. Please disclose the specific rule of Regulation D that you are relying upon and the facts supporting the exemption, including sophistication levels and solicitation methods.

Item 27. Exhibits

34. The opinion speaks to Colorado law; however, the company is a Nevada corporation. Revise the opinion so that it opines upon Nevada law, including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.

35. Please include a list of subsidiaries as required by Item 601(b)(21) of Regulation

S-B.

Item 28. Undertakings

36. In your amended filing, please revise to include the new undertakings that became
effective on December 1, 2005. See Questions 3 through 6 in Securities Offering
Reform Transition Questions and Answers, which is available on our web site at
http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new Item 512(a)(4) and
512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release
No. 33-8591 (July 19, 2005), which is available on our web site at
http://www.sec.gov/rules/final/33-8591fr.pdf.

****

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from taking any
action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority,
in declaring the filing effective, does not relieve the company from its full
responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all

Mr. Phil E. Ray
Fresh Ideas Media, Inc.
April 4, 2006
p. 8

information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Patricia Cudd
        Fax: (719) 488-4394